SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                         SECOND AMENDMENT
                                TO
                             FORM T-3

         FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
              UNDER THE TRUST INDENTURE ACT OF 1939

                  Richardson Electronics, Ltd.
                       (Name of applicant)

                            36-2096643
                (IRS Employer Identification No.)

           40W267 Keslinger Road, LaFox, Illinois 60147
             (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE
                         TO BE QUALIFIED

     Title of Class                               Amount
8-1/4% Convertible Senior Subordinated           $40,000,000
 Debentures due June 15, 2006

Approximate date of proposed public offering:     February 14, 1997

Name and address of agent for service:  William G. Seils
                              Senior Vice President,
                              General Counsel and Secretary
                              Richardson Electronics, Ltd.
                              40W267 Keslinger Road
                              LaFox, Illinois 60147
                        _________________

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.


                 MANAGEMENT AND CONTROL

     5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                      As of January 31, 1997

                                                                    Percent of
                                                   Percentage of   Total Voting
                                                   Class of Voting  if Class
Name and Complete    Title of Class    Amount        Securities     Voting not
Mailing Address          Owned         Owned           Owned        Applicable

Edward J. Richardson     Common      5,968,772(1)(2)  50.30%         84.33%(3)
40W267 Keslinger Rd.
LaFox, IL 60147      Class B Common  3,189,421        98.35%         84.33%(3)

(1) Includes 22,397 shares allocated to the account of Mr. Richardson under the Richardson Electronics, Ltd. Employees Stock Ownership Plan and Trust; 5,000 shares owned by William G. Seils as custodian for Alexander Richardson under the Illinois Uniform Gift to Minors Act; 3,000 shares owned by William G. Seils as custodian for Nicholas Richardson under the Illinois Uniform Gift to Minors Act; owned other than of record; and 4,730 shares which would be convertible upon redemption of $100,000 of the Corporation's 7-1/4% Convertible Subordinated Debentures due December 15, 2006, owned by the Arthur H. Richardson Trust dated 4/6/78 of which Mr. Richardson is a co-trustee and contingent beneficiary.

(2)  Because Class B Common Stock is convertible into Common
Stock the number of shares listed as owned under the Common Stock column in the table also includes the number of shares listed under the Class B Common Stock column.

(3) Each share of Common Stock has 1 vote per share and each share of Class B Common Stock has 10 votes per share.

                        CAPITAL SECURITIES

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

                      As of January 31, 1997

Title of Class                      Amount Authorized      Amount Outstanding

Common Stock, $.05 par value          30,000,000 shares      8,671,723 shares
Class B Common, $.05 par value(1)(2)  10,000,000 shares      3,243,081 shares
Preferred Stock, $1.00 par value       5,000,000 shares         None
7-1/4$ Convertible Subordinated(3)   $83,000,000             $70,825,000
 Debentures due December 15, 2006
8-1/4% Convertible Senior (4)        $40,000,000                None
 Subordinated Debentures
 due June 15, 2006

(1) Shares of Class B Common Stock are subject to conversion into shares of Common Stock on a share for share basis.
(2) There are currently options outstanding which have been granted to employees and directors of the applicant for an aggregate of 1,590,872 Shares at exercise prices ranging from $3.75 to $12.875 per share under various stock option or purchase plans of the applicant.
(2)  The 7-1/4% Debentures are convertible into Common Stock at
$21.14 per share.
(3) The 8-1/4% Debentures are convertible into Common Stock at $21.14 to $18 per share.

(b) Voting Rights. Except as otherwise described below, and except for voting by class in instances required by law, holders of Common Stock and Class B Common Stock vote with holders of the Preferred (if any are issued with voting rights) as a single class on all matters including the election of directors, with each share of Common Stock having one vote and each share of Class B Common Stock having ten votes.
     There is no cumulative voting in the election of directors and shareholders voting a majority of the votes (including Edward
J. Richardson, who presently owns shares having approximately 84.33% of the voting power) at any annual meeting will be able to elect all the directors to be elected, and the minority will not be able to elect any.
     Class Voting. Under the Delaware General Corporation Law, the holders of Common Stock and Class B Common stock are entitled to vote separately as a class upon any proposed amendment to the Company's Restated Certificate of Incorporation which would (i) increase or decrease the aggregate number of authorized shares of the class in question or par value of such shares or (ii) alter or change the powers, preferences or special rights of shares of such class so as to affect the holders thereof adversely. In addition, except for shares issued pursuant to options granted prior to December 10, 1986 under the Company's stock purchase or option plans or in connection with stock splits, dividends, reclassifications and other subdivisions, additional shares of Class B Common Stock may only be issued upon the approval of holders of a majority of the outstanding shares of Common Stock and Class B Common Stock, each voting separately as a class.


     Contents of second amendment to application for qualification. This second amendment of application for qualification comprises
     (a)  Pages numbered 1 to 4 consecutively.


                        __________________

                            SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Richardson Electronics, Ltd., a corporation organized and existing under the laws of Delaware, has duly caused this second amendment to application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of LaFox, and State of Illinois, on the 10th day of February, 1997.

(SEAL)                        RICHARDSON ELECTRONICS, LTD.

                              By   /s/ Edward J. Richardson
                                   Edward J. Richardson
                                   Chairman and Chief Executive
Officer

Attest:                            By: /s/ William J. Garry
                                   William J. Garry
                                   Vice President and Chief
Financial Officer